SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Westell Technologies, Inc.
(Name of the Issuer and Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

957541204
(CUSIP Number of Class of Securities)

Timothy L. Duitsman
President and Chief Executive Officer
Westell Technologies, Inc.
750 North Commons Drive, Aurora, Illinois 60504
(630) 898-2500
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:
WALTER J. SKIPPER
RYAN P. MORRISON
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 277-5000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

 Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$7,799,600.00	$1,012.39

(*)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 5,270,000 shares of the Issuer's Class A Common Stock for $1.48 per share in cash in lieu of issuing fractional shares to holders of less than 1,000 shares after the proposed reverse/forward stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $7,799,600.00 by .0001298.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,012.39
Form or Registration No.: 13E-3
Filing Party: Westell Technologies, Inc.
Date Filed: July 13, 2020

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Westell Technologies, Inc. (the “Company”), a Delaware corporation.

At the Company’s 2020 Annual Meeting of Stockholders, the Company’s stockholders of record will vote on amendments to the Company’s Amended and Restated Certificate of Incorporation to effect a 1-for-1,000 reverse stock split of the Company's Class A Common Stock and Class B Common Stock, both with a par value $0.01 per share (collectively referred to herein as the “common stock”) (the “Reverse Stock Split”), followed immediately by a 1,000-for-1 forward stock split of our common stock (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Transaction”). Stockholders owning fewer than 1,000 shares of Class A Common Stock or Class B Common Stock immediately prior to the effective time of the Reverse Stock Split (“Cashed Out Stockholders”) will receive $1.48 in cash, without interest, for each share held at the effective time of the Reverse Stock Split and they will no longer be stockholders of the Company. Stockholders who own 1,000 or more shares of Class A Common Stock or Class B Common Stock immediately prior to the effective time (the “Continuing Stockholders”) will not be entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any. The Forward Stock Split that will immediately follow the Reverse Stock Split will convert whole shares and fractional share interests held by the Continuing Stockholders into the same number of shares of the Company's Class A Common Stock and Class B Common Stock they held immediately before the effective time. As a result, the total number of shares of the Company's Class A Common Stock and Class B Common Stock by a Continuing Stockholder will not change.

The primary purpose of the Transaction is to enable the Company to reduce the number of record holders of its Class A Common Stock below 300. The Transaction is being undertaken as part of the Company’s plan to terminate the registration of the Company’s Class A Common Stock under Section 12(g) of the Exchange Act and suspend the Company’s duty to file periodic reports and other information with the SEC under Section 13(a) thereunder, and to delist the Company’s Class A Common Stock from the NASDAQ Capital Market.

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)       Name and Address. The name of the subject company is Westell Technologies, Inc, a Delaware corporation. The Company’s principal executive offices are located at 750 North Commons Drive, Aurora, Illinois 60504. The Company’s telephone number is (630) 898-2500.

(b)       Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Class A Common Stock, $0.01 par value per share, of which 12,331,407 shares were outstanding as of July 24, 2020.

(c)       Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Market Price of Common Stock” is incorporated herein by reference.

(d)       Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Dividends” is incorporated herein by reference.

(e)       Prior Public Offerings. The Company has not made an underwritten public offering of its Class A Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)       Prior Stock Purchases. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE
COMPANY — Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)       Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Kirk R. Brannock Scott C. Chandler Timothy L. Duitsman Robert W. Foskett Robert C. Penny III Cary B. Wood Mark A. Zorko Jeniffer L. Jaynes Jesse Swartwood
Chairman
Director
President and Chief Executive Officer, Director
Director
Director
Director
Director
Interim Chief Financial Officer, Vice President, Corporate Controller and Secretary
Senior Vice President, Worldwide Sales

The address of each director and executive officer of the Company is c/o Westell Technologies, Inc., 750 North Commons Drive, Aurora, Illinois 60504.

(b)       Business and Background of Entities. Not applicable.

(c)       Business and Background of Natural Persons. The information set forth in the Proxy Statement under “CORPORATE GOVERNANCE - Executive Officers” and “PROPOSAL NO. 1: ELECTION OF DIRECTORS”is incorporated herein by reference.

Neither the Company nor, to the Company’s knowledge, and of its directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a)       Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “DISCUSSION AND SPECIAL FACTORS” is incorporated herein by reference.

(c)       Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - The Transaction,” “- Effects of the Transaction,” “- Fairness of the Transaction,” “- Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”),” and “- Material Federal Income Tax Consequences;” and DISCUSSION AND SPECIAL FACTORS - Effects of the Transaction,” “- Fairness of the Transaction,” and “- Material Federal Income Tax Consequences” is incorporated herein by reference.

(d)       Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - No Appraisal or Dissenters’ Rights;” and “DISCUSSION AND SPECIAL FACTORS - No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)       Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS - Fairness of the Transaction” is incorporated herein by reference.

(f)       Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)       Transactions. Not Applicable.

(b)       Significant Corporate Events. Not applicable.

(c)       Negotiations or Contacts. Not applicable.

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “- Stockholder Approval of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” “and “- Stockholder Approval of the Transaction” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)       Use of Securities Acquired. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS - Effective Date” is incorporated herein by reference.

(c)       Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Purpose of and Reasons for the Transaction,” “- Effects of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Purpose of and Reasons for the Transaction,” “- Background of the Transaction,” “- Effects of the Transaction,” “- NASDAQ Capital Market Listing; OTC Pink Open Market,” and “- Fairness of the Transaction,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)       Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Purpose of and Reasons for the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Purpose of and Reasons for the Transaction” and “- Background of the Transaction” is incorporated herein by reference.

(b)       Alternatives. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” and “- Alternatives to the Transaction” is incorporated herein by reference.

(c)       Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET - Purpose of and Reasons for the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Purpose of and Reasons for the Transaction,” “- Background of the Transaction,” “- Alternatives to the Transaction,” and “- Fairness of the Transaction” is incorporated herein by reference.

(d)       Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - The Transaction,” “- Effects of the Transaction,” and “- Material Federal Income Tax Consequences;” and “DISCUSSION AND SPECIAL FACTORS - Purpose and Reasons for the Transaction,” “- Effects of the Transaction,” “- NASDAQ Capital Market Listing; OTC Pink Open Market,” and “- Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)       Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Special Committee and Board of Directors Recommendations Regarding the Transaction,” and “- Fairness of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” and “- Fairness of the Transaction” is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Purpose of and Reasons for the Transaction,” “- Special Committee and Board of Directors Recommendations Regarding the Transaction,” “- Reservation of Rights,” and “- Fairness of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Purpose of and Reasons for the Transaction,” “- Background of the Transaction,” “- Alternatives to the

Transaction,” “- Fairness of the Transaction,” and “- Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(c)       Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Potential Conflicts of Interest of Officers, Directors, and Certain Affiliated Persons,” and “DISCUSSION AND SPECIAL FACTORS - Fairness of the Transaction,” “- Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “- Stockholder Approval of the Transaction” is incorporated herein by reference.

(d)       Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Fairness of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” “- Fairness of the Transaction,” and “- Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(e)       Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Special Committee and Board of Directors Recommendations Regarding the Transaction,” and “- Fairness of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” and “- Fairness of the Transaction” is incorporated herein by reference.

(f)       Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)       Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Special Committee and Board of Directors Recommendations Regarding the Transaction” and “- Fairness of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” “- Fairness of the Transaction,” and “- Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(b)       Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Special Committee and Board of Directors Recommendations Regarding the Transaction” and “- Fairness of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” “- Fairness of the Transaction,” and “- Fairness Opinion of the Financial Advisor” is incorporated herein by reference.

(c)       Availability of Documents. The information set forth in the Proxy Statement under “WHERE YOU CAN FIND
MORE INFORMATION” is incorporated herein by reference. The full text of the fairness opinion of Emory & Co., LLC ("Emory"), dated July 6, 2020, is attached as Annex C to the Proxy Statement. The Valuation Presentation of Emory dated June 16, 2020 is attached hereto as Exhibit (c)(ii).

Item 10.	Source and Amounts of Funds or Other Consideration

(a)       Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Financing for the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Effects of the Transaction” and “- Source of Funds and Expenses” is incorporated herein by reference.

(b)       Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Financing for the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Effects of the Transaction” and “- Source of Funds and Expenses” is incorporated herein by reference.

(c)       Expenses. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS - Source of Funds and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds. The information set forth in the Proxy Statement under “DISCUSSION AND SPECIAL FACTORS - Source of Funds and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

(a)       Securities Ownership. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)       Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d)       Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Effects of the Transaction,” “-Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “- Stockholder Approval of the Transaction;” “DISCUSSION AND SPECIAL FACTORS - Effects of the Transaction,” “- Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “- Stockholder Approval of the Transaction” is incorporated herein by reference.

(e)       Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET - Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “- Stockholder Approval of the Transaction;” and “DISCUSSION AND SPECIAL FACTORS - Background of the Transaction,” and “- Fairness of the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements

(a)       Financial Information. The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended March 31, 2020 are incorporated herein by reference.

(b)       Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION - Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

(c)       Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION - Summary Historical Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)       Solicitation or Recommendation. The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION - Who is soliciting my proxy?” is incorporated herein by reference.

(b)       Employees and Corporate Assets. The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION - Who is soliciting my proxy?” is incorporated herein by reference.

Item 15.	Additional Information

(b)       Not applicable.

(c)       Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)
Notice of Annual Meeting and Preliminary Proxy Statement of the Company (incorporated herein by reference to Amendment No. 1 to the Company’s Schedule 14A filed with the Securities and Exchange Commission on July 28, 2020).

(b)	Not applicable.

(c)(i)	Opinion of Emory dated July 6, 2020 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(ii)	Presentation dated June 16, 2020 of Emory to the Board of Directors of the Company (previously filed with Schedule 13E-3 filed on July 13, 2020).

(d)(i)	Voting Trust Agreement dated February 23, 1994, as amended (incorporated herein by reference to Exhibit 9.1 to the Company's Registration Statement No. 33-98024 on Form S-1, as amended).
(d)(ii)
Third Amendment to Voting Trust Agreement, dated as of April 30, 2015 (incorporated herein by reference to Exhibit 1 to Amendment No. 16 to Schedule 13D filed by Robert C. Penny III, Robert W. Foskett and Patrick J. McDonough, Jr. filed on May 5, 2015).

(d)(iii)
Stock Transfer Restriction Agreement entered into by members of the Penny family, as amended (incorporated herein by reference to Exhibits 10.4 and 10.16 to the Company's Registration Statement No. 33-98024 on Form S-1).

(d)(iv)
Form of Registration Rights Agreement among Westell Technologies, Inc. and trustees of the Voting Trust dated February 23, 1994 (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement No. 33-98024 on Form S-1, as amended).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WESTELL TECHNOLOGIES, INC.

By:	/s/ Timothy L. Duitsman
Timothy L. Duitsman
President and Chief Executive Officer

Dated: July 28, 2020